Exhibit 99.1

FEMTO TECHNOLOGIES INC.

(FORMERLY BYND CANNASOFT ENTERPRISES INC.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED JUNE 30, 2024

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

August 13, 2024

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	June 30, 2024	December 31, 2023

Assets
Cash		$7,481,878	$3,113,934
Accounts receivables	5	337,152	189,434
Prepaid expenses		102,735	25,372
Total Current Assets		7,921,765	3,328,740

Intangible assets	6	33,463,103	33,463,103
Property and equipment	7	6,056	9,525
Total Assets		$41,390,924	$36,801,368

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	8	$271,477	$258,515
Related Parties	9	302,900	450,048
Deferred revenue	14	21,566	131,794
Long term loan – current portion	10	48,891	46,680
Total Current Liabilities		644,834	887,037

Long term loan	10	12,957	38,427
Derivative warrants liabilities	11	32,409,079	958,146
Liabilities for employee benefits	12	96,452	91,533
Total Liabilities		$33,163,322	$1,975,143

Shareholders’ equity
Share capital	13	$63,359,545	$59,367,042
Shares to be issued		-	53,567
Share-based payment reserve		69,348	711,267
Translation differences reserve		(5,107)	(7,246)
Capital reserve for re-measurement of defined benefit plan	12	14,008	13,764
Accumulated Deficit		(55,210,192)	(25,312,169)
Total Shareholders’ equity		$8,227,602	$34,826,225
Total Liabilities and Shareholders’ Equity		$41,390,924	$36,801,368

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on August 13, 2024 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
For the	Notes	2024	2023	2024	2023
Revenue	14	$405,946	$251,047	$714,914	$671,682
Cost of revenue	7,15	(294,638)	(184,808)	(537,656)	(288,500)
Gross profit		111,308	66,239	177,258	383,182
Consulting and marketing		99,700	1,669	122,584	1,669
Research and development		589,753	-	1,031,154	-
Depreciation and amortization	7	647	3,102	2,874	6,134
Share-based compensation		3,253,437	15,750	3,616,874	18,316
General and admin expenses		772,200	287,909	1,026,671	570,748
Professional fees		404,774	799,324	1,036,852	1,476,191
		5,120,511	1,107,754	6,837,009	2,073,058

Loss before other income (expense)		$(5,009,203)	$(1,041,515)	$(6,659,751)	$(509,488)
Other income (expense)
Change in fair value of derivative warrants liabilities	11	4,977,547	-	(24,000,387)	-
Foreign exchange gain (loss)		56,824	(102,236)	61,919	(156,014)
Finance income (expenses), net		70,054	(6,880)	83,797	(12,261)
		5,104,425	(109,116)	(23,854,671)	(168,275)

Income (loss) before tax		$95,222	$(1,150,631)	$(30,514,422)	$(1,858,151)
Tax recovery (expense)		(17,847)	3,307	(25,520)	(29,606)
Income (loss) for the period		$77,375	$(1,147,324)	$(30,539,942)	$(1,887,757)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		122	910	244	1,856
Exchange differences on translation of foreign operations		$20,969	$(21,641)	$2,139	$(37,092)
Other comprehensive income (loss) for the period		$21,091	$(20,731)	$2,383	$(35,236)
Total comprehensive income (loss)		$98,466	$(1,168,055)	$(30,537,559)	$(1,922,993)
Income (loss) per share – basic and diluted*		$0.01	$(5.75)	$(6.38)	$(9.46)
Weighted average shares outstanding – basic and diluted		9,188,047	199,469	4,786,602	199,451

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency)	Total
		$	$	$	$	$	$	$	$

Balance at January 1, 2023	199,400	54,806,522	41,875	639,879	15,746	570,446	13,279	(6,817,048)	49,270,699
Loss for the period	-	-	-	-	-	-	-	(1,887,757)	(1,887,757)
Shares issued for services	71	83,750	(41,875)	-	-	-	-	-	41,875
Share-based payments	-	-	-	-	-	18,316	-	-	18,316
Shares to be issued for services	-	-	41,871	-	-	-	-	-	41,871
Other comprehensive loss for the period	-	-	-	-	(37,092)	-	1,856	-	(35,236)
Balance at June 30, 2023	199,471	54,890,272	41,871	639,879	(21,346)	588,762	15,135	(8,704,805)	47,449,768
Balance at January 1, 2024	223,964	59,367,042	53,567	-	(7,246)	711,267	13,764	(25,312,169)	34,826,225
Cancellation of stock options	-	-	-	-	-	(641,919)	-	641,919	-
Loss for the period	-	-	-	-	-	-	-	(30,539,942)	(30,539,942)
Shares issued for services	2,542,257	3,124,319	(53,567)	-	-	-	-	-	3,070,752
Shares, pre-funded warrants and warrants issued for cash, net	7,807,259	7,772,608						-	7,772,608
Allocation to derivative warrants liabilities	-	(7,450,546)	-	-	-	-	-	-	(7,450,546)
Shares issued pursuant to a Settlement Agreement	450,000	546,122	-	-	-	-	-	-	546,122
Other comprehensive loss for the period	-	-	-	-	2,139	-	244	-	2,383
Balance at June 30, 2024	11,023,480	63,359,545	-	-	(5,107)	69,348	14,008	(55,210,192)	8,227,602

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

As at	June 30, 2024	June 30, 2023
Operating activities:
Loss for the period	$(30,539,942)	$(1,887,757)
Items not involving cash:
Finance expense	2,855	1,883
Share-based compensation	-	18,316
Depreciation	3,481	6,741
Change in benefits to employees	5,163	(2,180)
Change in fair value of derivative warrants liabilities	24,000,387	-
Shares issued for services	3,070,752	83,746
Shares issued pursuant to a settlement agreement	546,122	-
Unrealized foreign exchange loss (gain)	(132,259)	162,018
Changes in non-cash working capital items:
Accounts receivables	(147,718)	90,313
Trade payables and accrued liabilities	12,962	96,614
Deferred revenue	(110,228)	(197,961)
Prepaid expenses	(77,363)	379,606
Related parties	(147,148)	-
Net cash used in operating activities	(3,512,936)	(1,248,661)

Investing activities:
Purchase of property and equipment	-	(2,344)
Investment in intangible assets	-	(287,023)
Net cash used in investing activities	-	(289,367)
Financing activities:
Proceeds from public offering, net	7,772,608	-
Proceeds from private placements	-	-
Repayment of from long term loan	(23,284)	(23,063)
Net cash provided by (used in) financing activities	7,749,324	(23,063)

Net Increase (Decrease) in cash	$4,236,388	$(1,561,091)
Effect of foreign exchange rate changes	131,556	(39,755)
Cash at beginning of period	3,113,934	2,392,871
Cash at end of period	$7,481,878	$792,025
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$2,717	$5,494

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Femto Technologies Inc. (formerly known as BYND Cannasoft Enterprises Inc.) (the “Company” or “Femto”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) is developing the EZ-G device, a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs, and (iii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”).

On March 29, 2021, BYND completed the share exchange agreement with B.Y.B.Y. As a result of the share exchange agreement, BYND holds 74% ownership interest in B.Y.B.Y. One of the former shareholders holds the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights This transaction was accounted for as asset acquisition according to IFRS 2 Share-based Payment.

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares (41,684 common shares post reverse split) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

As of March 14, 2024, the Company’s common shares no longer were listed on the Canadian Securities Exchange following a voluntary delisting.

Reverse stock split

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding common shares that became effective on March 22, 2024.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock split on a retroactive basis.

War in Israel

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s government declared war against Hamas.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Other terrorist organizations such as the Hezbollah in Lebanon on Israel’s northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on the Company.

While many of Israeli civilians were draft to reserve duty, the company’s headquarter activity located in Israel remain unharmed. With regards to company’s source of income, during the first month of the war, a few credit card companies reported on a sharp decrease in transactions in Israel. Despite that, the company has not experienced any material impact on its revenues, mainly due the fact that most of the company’s revenue is generated from large institutions.

As of the date of these financial statements, the end of the war is unknown.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a. Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2023.

b. Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c. Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d. Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

e. Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e. Significant estimates and assumptions (continued)

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

NOTE 3 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIALS STATEMENT

As a result of the findings based on the Company’s ongoing reviews, the Company, in consultation with the Board of Directors, determined that the previously issued Consolidated Balance Sheet presented in the 20-F filed on April 27, 2023, for the year ended December 31, 2022 had a clerical error in relation to software development costs that should be part of intangible assets and not included in capital work in progress, and they would make the necessary accounting corrections and restate such financial statement.

This error correction resulted in a decrease to property and equipment of $987,006 at December 31, 2022 and an increase to intangible assets of $987,006 at December 31, 2022.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 4 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares (41,684 common shares post reverse split) of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the common shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the common shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued 7,920,000 shares (41,684 common shares post reverse split) at $5.40 per share	42,768,000

Fair value of assets and liabilities acquired:
Investments	137,811
Intangible asset – patents pending	42,768,000
Shareholder loan	(137,811)
42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

NOTE 5 – ACCOUNTS RECEIVABLES

	June 30, 2024	December 31, 2023
Trade receivables	$206,989	$119,094
Income tax advances	20,844	52,003
Interest receivable	108,477	17,494
Due from shareholders	842	843
	$337,152	$189,434

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patents pending for the EZ-G device (Note 4) as well as the primary growing license for medical cannabis in Israel. The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $193,382.

The Company considered indicators of impairment at December 31, 2023. The Company recorded impairment loss during the year ended December 31, 2023 for the license, the software and the patents pending. The impairment for the software and the license was done mainly because of recent medical cannabis legislation changes in Israel that have materially affected the value of these assets.

The impairment for the Patents pending was done because of updated forecasts for the revenue the Company anticipates to generate from these patents pending.

Cost	Software*	License	Patent applications and technological know how	Total
Balance, December 31, 2022	$2,350,473	$850,000	$42,961,382	$46,161,855
Additions	366,325	-	-	366,325
Impairments	(2,525,459)	(850,000)	(9,498,279)	(12,873,738)
Translation differences	(110,101)	-	-	(110,101)
Balance, December 31, 2023	81,238	-	33,463,103	33,544,341
Additions	-	-	-	-
Translation differences	-	-	-	-
Balance, June 30, 2024	$81,238	$-	$33,463,103	$33,544,341
Accumulated depreciation
Balance, December 31, 2022	$-	$-	$-	$-
Depreciation	81,406	-	-	81,406
Translation differences	(168)	-	-	(168)
Balance, December 31, 2023	81,238	-	-	81,238
Depreciation	-	-	-	-
Balance, June 30, 2024	$81,238	$-	$-	$81,238
Net book value
At December 31, 2023	$-	$-	$33,463,103	$33,463,103
At June 30, 2024	$-	$-	$33,463,103	$33,463,103

*	Reclassified software development costs from Capital Work in Progress (Note 7) to Intangible Assets – Software (See Note 3)

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress*	Total

Cost
Balance, January 1, 2023	$29,019	$181,052	$33,310	$279,025	$522,406
Additions	6,664	-	1,039	704	8,407
Impairments	-	-	-	(268,743)	(268,743)
Translation differences	(1,519)	(9,419)	(1,735)	(10,986)	(23,659)
Balance, December 31, 2023	34,164	171,633	32,614	-	238,411
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Translation differences	(26)	(139)	(25)	-	(190)
Balance, June 30, 2024	$34,138	$171,494	$32,589	$-	$238,221

Accumulated depreciation
Balance as of January 1, 2023	$27,588	$169,535	$30,168	-	$227,291
Depreciation	2,172	9,377	1,897	-	13,446
Translation differences	(1,439)	(8,839)	(1,573)	-	(11,851)
Balance, December 31, 2023	28,321	170,073	30,492	-	228,886
Depreciation	1,617	1,570	294	-	3,481
Translation differences	(26)	(149)	(27)	-	(202)
Balance, June 30, 2024	$29,912	$171,494	$30,759	-	$232,165

Net book value
At December 31, 2023	$5,843	$1,560	$2,122	$-	$9,525
At June 30, 2024	$4,226	$-	$1,830	$-	$6,056

*	Reclassified software development costs from Capital Work in Progress to Intangible Assets (Note 6) – Software (See Note 3)

During the six months ended June 30, 2024, depreciation of $607 (2023 - $775) related to computer and equipment is included in cost of revenue.

As of December 31, 2023 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits and design.

The Company considered indicators of impairment at December 31, 2023. The Company recorded impairment loss during the year ended December 31, 2023 for the capital work in progress.

The impairment for the capital work in progress was done mainly because of recent medical cannabis legislation changes in Israel that have materially affected the value of this asset.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2024	December 31, 2023
Trades payables	$213,007	$157,705
VAT, income and dividend taxes payable	18,177	28,027
Salaries payable	40,293	72,783
	$271,477	$258,515

NOTE 9– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the six months ended June 30, 2024 and the six months ended June 30, 2023 is set out below:

	June 30, 2024	June 30, 2023
salary (cost of sales)	226,849	122,036
consulting (research and development)	61,362	-
salary (intangible asset – software)	-	93,278
consulting (professional fees)	82,025	96,200
salary (general and administrative expenses)	931,769	286,715
Share based payments	2,767,185	-
	$4,069,190	$598,229

As at June 30, 2024, $842 was owed from shareholders of the company (December 31, 2023– $843). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at June 30, 2024, $302,900 was owed to directors of the Company (December 31, 2023– $450,048). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 10 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $184,352 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,218 (NIS 25,000) was deposited in the bank as security for the loan.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – LONG TERM LOAN (continued)

The activities of the long term loan during the six month ended June 30, 2024 are as follows:

	June 30, 2024	December 31, 2023
Balance, opening	$85,107	$135,971
Repayments	(23,284)	(43,350)
Interest expense, accrued	2,855	3,333
Translation difference	(2,830)	(8,847)
Balance, ending	61,848	85,107
Less:
Long term loan – current portion	48,891	46,680
Long term loan	$12,957	$38,427

The undiscounted repayments for each of the next two years and in the aggregate are:

Year ended	Amount
December 31, 2024	$23,989
December 31, 2025	37,859
$61,848

NOTE 11 – DERIVATIVE WARRANTS LIABILITIES

a.	On December 21, 2023, the Company issued 2,884,616 warrants (15,182 warrants at an exercise price of US $98.8 post reverse split) in connection with its December 2023 Registered direct public offering (“December 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

On March 27, 2024, following the March 2024 Public offering, which included the offering of common shares at a price lower than the exercise price of the December 2023 Warrants, the exercise price of the December 2023 Warrants was reduced to US $1.3643, and each December 2023 Warrant became convertible into 72.42 common shares of the Company.

b.	On March 14, 2024, the Company issued 134,166,665 Series A Warrants (706,140 A warrants post reverse split) and 268,333,330 Series B Warrants (1,412,280 B warrants post reverse split) in connection with its March 2024 public offering (“March 2024 A Warrants and B Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – DERIVATIVE WARRANTS LIABILITIES (continued)

On March 27, 2024, following the 1:190 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $1.3643, and each B warrant became convertible into 14.21 common shares of the Company.

c.	During the period ended June 30, 2024, the Company recorded a loss on the revaluation of the total derivative liabilities of $24,000,387, in the consolidated statements of Operations and Comprehensive Loss.

d.	The Company engaged an outside valuation company to calculate the fair value of the derivative warrants based on the Monte Carlo simulation model with the following assumptions:

	June 30, 2024
Share Price	US $	0.622
Exercise Price	US $	Nil- 0.35
Expected life		2.21- 4.71 years
Risk-free interest rate		4.37%
Dividend yield		0.00%
Expected volatility		80%
Early exercise threshold	US $	2.05

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2023	$958,146
Issuance of March 2024 warrants	35,921,315
Changes in fair value of warrants	(4,470,382)
Balance as of June 30, 2024	$32,409,079

NOTE 12 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

e.	Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	June 30, 2024	December 31, 2023
Defined benefit plan liabilities	$(94,652)	$(91,533)
Less: fair value of plan assets or asset ceiling	-	-
	$(94,652)	$(91,533)

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – EMPLOYEE BENEFITS (continued)

f.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	June 30, 2024	December 31, 2023
Balance, opening	$(91,533)	$(86,016)
Recognized in profit this year:
Interest costs	(2,330)	(4,638)
Current service cost	(2,944)	(5,860)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	244	485
Translation differences	1,911	4,496
Balance, ending	$(94,652)	$(91,533)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

g.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	June 30, 2024	December 31, 2023
Capitalization rate	3.15%	3.15%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 13 – SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

As at June 30, 2024, 11,023,480 common shares were issued and outstanding.

During the six months ended June 30, 2024

On January 4, 2024, the Company issued 17,915 common shares (94 common shares post reverse split) to two directors following the vesting of RSU’s with a fair value of $2.99, for a compensation amount of $53,568.

On January 10, 2024, the Company granted 410,000 RSUs (2,158 RSUs post reverse split) to five directors of the Company, the RSUs will vest over 4 months and a day.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

On January 16, 2024, the Company granted 60,000 RSUs (316 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On February 5, 2024, the Company granted 39,753 RSUs (209 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On March 5, 2024, the Company granted 60,083 RSUs (316 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately US$7.0 million, before deducting underwriting discounts and other estimated expenses paid by the Company. The offering was for sale of 116,666,667 units (614,109 units post reverse split), each consisting of one common share or pre-funded warrant, one series A warrants and two series B warrants. The offering price was US$0.06 per unit.

On April 5, 2024, the Company issued 95 common shares to two directors following the vesting of RSU’s with a fair value of $2.99 for a compensation amount of $53,568.

On April 5, 2024, the Company granted 1,180,000 RSUs to directors and consultants of the Company, the RSUs vested immediately, and 1,180,000 common shares were issued on April 8, 2024 with a fair value of $1.39 for a compensation amount of $1,645,287.

On April 9, 2024, the Company granted 100,000 RSUs to a consultant of the Company, the RSUs vested immediately, and 100,000 common shares were issued with a fair value of $1.44 for a compensation amount of $143,927.

On May 27, 2024, pursuant to a Settlement Agreement Dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 common shares (valued at US$400,500) in settlement of a dispute with the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s common shares is lower than US$0.89 per share on the date of release.

On June 14, 2024, the Company issued 1,238,525 common shares to three directors following the vesting of RSU’s with a fair value of $0.97, for a compensation amount of $1,205,315.

On June 19, 2024, the Company issued 23,543 common shares to directors and consultants of the Company following the vesting of RSU’s with a fair value of $0.96, for a compensation amount of $22,657.

As of June 30, 2024, the Company issued 614,109 common shares following the closing of the underwritten public offering on March 14, 2024 as well as 7,020,384 common shares following the cashless exercise of A warrants and 172,766 common shares following the exercise of B warrants at an exercise price of US$1.3643 per common share.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

During the six months ended June 30, 2023

On January 3, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On April 4, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On April 27, 2023, the Company granted 43,847 RSU’s to two directors, the RSUs will vest over one year.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the six months ended June 30, 2024 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2023	3,237	267.9
Granted during the period	526	402.8
Exercised during the period	-	-

Outstanding at December 31, 2023	3,763	$286.9
Granted during the period	3,421	100.7
Cancelled during the period	(6,395)	203.0

Outstanding at June 30, 2024	789	155.8
Exercisable at June 30, 2024	789	$155.8

Additional information regarding stock options outstanding as of June 30, 2024, is as follows:

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2024

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

Outstanding		Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

789	1.75	$155.8	789	$155.8

789	1.75	$155.8	789	$155.8

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2024	2023
Weighted average fair value of options granted	$0.57	$1.61
Risk-free interest rate	3.4%	3.76%
Estimated life (in years)	5	5
Expected volatility	108.75%	100.64%
Expected dividend yield	0%	0%

On January 10, 2024, the Company cancelled 565,000 stock options (2,974 stock options post reverse split) that were previously granted to 4 directors of the Company.

On January 16, 2024, the Company granted 650,000 stock options (3,421 stock options post reverse split) to a consultant of the Company, the stock options vest as follows: 150,000 on the date of the grant (789 post reverse split) and 100,000 every month thereafter (526 post reverse split) every month thereafter. On June 30, 2024 the Company cancelled the 650,000 stock options (3,421 stock options post reverse split) that were previously granted to that consultant.

NOTE 14 – REVENUE AND DEFERRED REVENUE

	June 30, 2024	June 30, 2023
Software development	$514,273	$406,391
Software license	145,340	200,652
Software supports	23,119	28,051
Cloud hosting	24,572	31,137
Others	7,610	5,451
	$714,914	$671,682

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	June 30, 2024	June 30, 2023
Revenue recognized over time	$569,574	$471,030
Revenue recognized at a point of time	145,340	200,652
	$714,914	$671,682

NOTE 14 – REVENUE AND DEFERRED REVENUE (continued)

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	June 30, 2024	December 31, 2023
Deferred revenue, beginning	$131,794	$219,068
Customer payments received attributable to contract liabilities for unearned revenue	19,984	158,711
Revenue recognized from fulfilling contract liabilities	130,212	245,985
Deferred revenue, ending	$21,566	$131,794

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 66% of total revenues for the period ended June 30, 2024 (Six months ended June 30, 2023 – 82%)

NOTE 15 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	June 30, 2024	June 30, 2023
Salaries and benefits	$409,638	$262,845
Subcontractors	106,959	-
Software and other	20,452	24,880
Depreciation	607	775
	$537,656	$288,500

NOTE 16 – SUBSEQUENT EVENTS

On July 16, 2024, the Company issued 28,000 common shares to a consultant following the vesting of RSU’s.

On July 22, 2024, the Company’s name has been changed to Femto Technologies Inc.

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